August 6, 2019

Angelo Ponzetta
Chief Executive Officer
12 Retech Corporation
10785 W. Twain Ave., Suite 210
Las Vegas, NV 89135

       Re: 12 Retech Corporation
           Preliminary Information Statement on Schedule 14C
           Filed July 19, 2019
           File No. 000-55915

Dear Mr. Ponzetta:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services